                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K
                                 ANNUAL REPORT


                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                      For the Year Ended December 31, 1994



                        VENTURA COUNTY NATIONAL BANCORP
                      401(K)/EMPLOYEE STOCK OWNERSHIP PLAN



                        Ventura County National Bancorp
                              500 Esplanade Drive
                               Oxnard, CA  93030

ITEM 1. CHANGES IN THE PLAN
---------------------------

Effective July 1, 1994, the following changes were made to the Plan:

1. Dai-Ichi Kangyo Bank of California is the Plan trustee.
2. Employees shall become a participant in the Plan on the first day of January, April, July and October following or coinciding with ninety days of service.
3. The vesting schedule is as follows:

               YEARS OF                                     VESTED
           VESTING SERVICE                                PERCENTAGE

          Less than 1                                          0%
               1                                               20%
               2                                               40%
               3                                               60%
               4                                               80%
               5                                              100%

ITEM 2.  CHANGES IN INVESTMENT POLICY

-not applicable-

ITEM 3. CONTRIBUTIONS UNDER THE PLAN

The Issuer, Ventura County National Bancorp, has made the following contributions since the inception of the Plan:

PLAN PERIOD                                         CONTRIBUTION

For the twelve months ended September 30, 1988          $ 66,761
For the twelve months ended September 30, 1989           120,567
For the twelve months ended September 30, 1990           844,927
For the three months ended December 31, 1990             216,501
For the twelve months ended December 31, 1991            801,590
For the twelve months ended December 31, 1992            755,178
For the twelve months ended December 31, 1993            736,452
For the twelve months ended December 31, 1994             47,434

ITEM 4.  PARTICIPATING EMPLOYEES

As of December 31, 1994, there were 139 employees participating in the Plan.

ITEM 5.  ADMINISTRATION OF THE PLAN

a. The names and addresses of the persons who administer the Plan, the capacity in which they act, and their positions or offices with the issuer are as follows:

   Administrative Committee:

   Richard S. Cupp       CEO/President, Ventura County National Bancorp

   Richard L. Ball       Executive Vice President, Ventura County National
                         Bancorp

   Polly La Berge        Assistant Vice President, Frontier Bank, N.A.

   Peter Banks           Senior Vice President, Ventura County National Bancorp

   Nancy Jackson         Senior Vice President, Ventura County National Bancorp

   Marcy Hall            Vice President of Human Resources, Ventura County
                         National Bancorp

   Kim Moser             Assistant Vice President, Venture County National
                         Bancorp


   The address for all of the above is:

   Ventura County National Bancorp
   500 Esplanade Drive
   Oxnard, California  93030

b. None of the above received any compensation from the Plan for services in any capacity during the last fiscal year.


TRUSTEE:

TRUSTEE:  January 1, 1994 - June 30, 1994    TRUSTEE:  July 1, 1994 - December 31, 1994

DANIELSON TRUST COMPANY                      DAI-ICHI KANGYO BANK OF CALIFORNIA

THE ADDRESS FOR THE ABOVE TRUSTEE IS:        THE ADDRESS FOR THE ABOVE TRUSTEE IS:
P.O. Box 86344                               555 West Fifth Street
San Diego, California  92138-6344            Los Angeles, California  90013-3033

ITEM 6.  CUSTODIAN OF INVESTMENTS

a. The name, address and business of the custodian of the securities and investments of the Plan was Danielson Trust Company, P.O. Box 86344, San Diego, CA 92138-6344, from January 1, through June 30, 1994. The name, address and business of the custodian of the securities and investments of the Plan is Dai-Ichi Kangyo Bank of California, 555 West Fifth Street, Los Angeles, CA 90013-3033, from July 1, 1994 to December 31, 1994.

b. The above custodians received no compensation from the Plan for services rendered in any capacity during the years ended December 31, 1994 and 1993.

ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

Each employee received a Certificate of Plan Participation during April 1995, for the period ended December 31, 1994. The Participant Certificate sets forth the status of the individual's accounts as of the end of the Plan year. A Summary Annual Report ("SAR") is distributed annually to each participant. The SAR summarizes the operations for the Plan year and explains participants' rights.

ITEM 8.  INVESTMENT OF FUNDS

-not applicable-

ITEM 9.  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                                     PAGE

I.        Independent Auditors' Report                                                6-7

II.       Financial Statements:

          Statements of Net Assets Available for Plan Benefits,
          December 31, 1994 and 1993                                                    8

          Statements of Changes in Net Assets Available for
          Plan Benefits for the Years Ended December 31, 1994, 1993 and 1992            9

          Notes to the Financial Statements                                         10-15

III.      Supplemental Schedules:

          Schedule of Assets Held for Investment Purposes, December 31, 1994           16

          Schedule of Reportable Transactions for the Year Ended December 31, 1994     17

SIGNATURES:

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Ventura County National Bancorp 401(k)/
Employee Stock Ownership Plan


Date: August 14, 1995
     ------------------------------------

/s/ Simone Lagomarsino
-----------------------------------------
Simone Lagomarsino

/s/ Richard S. Cupp
-----------------------------------------
Richard S. Cupp

                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]


INDEPENDENT AUDITORS' REPORT

To the Trustee of the Ventura County National Bancorp
  401(k)/Employee Stock Ownership Plan
Oxnard, California:

We have audited the accompanying statements of net assets available for plan benefits of the Ventura County National Bancorp 401(k) Employee Stock Ownership Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1994, 1993 and 1992. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years ended December 31, 1994, 1993 and 1992 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes at December 31, 1994 and (2) reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

August 7, 1995

VENTURA COUNTY NATIONAL BANCORP
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1994 AND 1993

---------------------------------------------------------------------------------
                                                              December 31,
                                                       --------------------------
                                                           1994           1993
ASSETS:
 Investments:
  Mutual funds                                         $  558,706     $  641,800
  Common stock:
   Allocated                                              503,271        772,662
   Unallocated                                            406,525        358,562
  Money market fund                                       116,796        201,835
  Participant loans                                        35,797
                                                       ----------     ----------
    Total investments                                   1,621,095      1,974,859

 Receivables:
  Employee contributions                                                   8,713
  Interest and other                                                      45,077
                                                       ----------     ----------
    Total assets                                        1,621,095      2,028,649
                                                       ----------     ----------
LIABILITIES:
 Accrued liabilities                                      106,642         12,876
 Notes payable                                          1,555,154      1,555,154
                                                       ----------     ----------
    Total liabilities                                   1,661,796      1,568,030
                                                       ----------     ----------
NET (DEFICIT) ASSETS AVAILABLE FOR PLAN BENEFITS       $  (40,701)    $  460,619
                                                       ==========     ==========

See notes to financial statements.

VENTURA COUNTY NATIONAL BANCORP
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
--------------------------------------------------------------------------------

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                   -------------------------------------------
                                                                                      1994            1993             1992
ADDITIONS:
 Investment income:
  Net appreciation (depreciation) in fair value of investments                     $  66,381       $(734,507)       $   38,336
  Interest and dividends                                                              26,109           6,705             7,798
                                                                                   ---------       ---------        ----------
      Total investment income (loss)                                                  92,490        (727,802)           46,134

 Other income -
  Forfeitures reallocated                                                            170,059          28,908            90,003

 Contributions:
  Employer                                                                            47,434         736,452           755,178
  Employee                                                                           215,067         211,424           236,411
                                                                                   ---------       ---------        ----------

      Total additions                                                                525,050         248,982         1,127,726
                                                                                   ---------       ---------        ----------

DEDUCTIONS:
 Benefit payments                                                                    758,084         215,687           315,291
 Interest expense                                                                    106,642         111,891           172,988
 Forfeitures                                                                         176,332          57,118            61,383
                                                                                   ---------       ---------        ----------

      Total deductions                                                             1,041,058         384,696           549,662
                                                                                   ---------       ---------        ----------

TRANSFERS AND ROLLOVERS                                                               14,688
                                                                                   ---------       ---------        ----------

NET (DECREASE) INCREASE BEFORE CUMULATIVE
 EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE                                         (501,320)       (135,714)          578,064

CUMULATIVE EFFECT OF A CHANGE IN
 ACCOUNTING PRINCIPLE
                                                                                                      50,422
                                                                                   ---------       ---------        ----------

NET (DECREASE) INCREASE AFTER CUMULATIVE
 EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE                                         (501,320)        (85,292)          578,064

NET ASSETS (DEFICIT) AVAILABLE FOR BENEFITS:
 Beginning of year                                                                   460,619         545,911           (32,153)
                                                                                   ---------       ---------        ----------

 End of year                                                                       $ (40,701)      $ 460,619        $  545,911
                                                                                   =========       =========        ==========

See notes to financial statements.

VENTURA COUNTY NATIONAL BANCORP
401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  PLAN DESCRIPTION AND RELATED INFORMATION

    The following description of the Ventura County National Bancorp 401(k)/Employee Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General - The Plan is a defined contribution 401(k) and Employee Stock Ownership Plan (ESOP) covering all employees of Ventura County National Bancorp (the "Company"), Ventura County National Bank and Frontier Bank, N.A. who have completed 90 days of service and are age twenty-one or older prior to January, April, July and October of each Plan year. The Plan was adopted on October 1, 1987 to allow eligible employees to acquire a proprietary interest in common stock of the Company as well as help meet their retirement and other future needs. The Plan also permits employees to defer part of their salaries for savings on a pretax basis. The Internal Revenue Service has determined that it is a qualified plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    Administration - The Company is the plan administrator and is responsible for the filing of all reports required of the Plan. The Plan incurred no trustee fees during the years ended December 31, 1994, 1993 and 1992.

    Contributions - Contributions to the Plan can be made under the following provisions:

      Salary Deferral (Pretax) Contributions - Pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), each participant may contribute, on a pretax basis, from 1% to 12% of his or her base compensation to the Plan. Total individual contributions in calendar years 1994, 1993 and 1992 were limited to $9,240, $8,994 and $8,728, respectively.

      Employer Non-elective Matching Contribution - The Company may make a discretionary matching contribution equal to a percentage of the employee's elected contribution.

      Employer Non-elective ESOP Contribution - The Company may make a discretionary contribution to the Plan which is designated to be used to purchase the Company's common stock. The amount of the annual contribution equals the principal and interest payments made during the Plan year on the promissory note secured by the ESOP shares.

    The employer's annual contribution to the Plan is not guaranteed and, as defined in the Plan agreement, may not exceed the lessor of 25% of total compensation or $30,000 per employee.

    Participant Accounts - Separate accounts are maintained for each participant. Each participant employee is credited with his or her contribution and an allocation of the Employer's Non-elective Matching and ESOP contribution as well as investment earnings of the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Plan was amended during 1994 to allow for accelerated vesting in the Company's contributions, which is based on years of credited service, as shown in the following table:

                                               VESTED INTEREST
                  YEARS OF                       IN COMPANY'S
               VESTING SERVICE                   CONTRIBUTIONS

                Less than 1                             0%
                      1                                20%
                      2                                40%
                      3                                60%
                      4                                80%
                      5                               100%

    Investment Options - Upon enrollment in the Plan, a participant may direct his/her contributions in any available investment options. Participants may change their investment options quarterly.

    Loans to Participants - Participants may obtain loans from the Plan with consent of the plan administrator. Generally, a participant may borrow the lesser of $50,000 or 50% of his or her vested account balance. The repayment period of the loan cannot exceed five years, except for loans used to acquire a principal residence. Interest rates are established by institutional lenders at prevailing interest rates.

    Benefit Payments - On termination of service due to death, disability or retirement, a participant may elect to receive his or her distribution in a lump-sum payment or in monthly, quarterly, or annual installments.

    Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting - The Plan's financial statements are presented on the accrual basis of accounting.

    Investment Valuation and Income Recognition - Investments are stated at fair value. Investments in mutual funds are stated at quoted extended market prices. Investments in common stock are stated at the last publicly quoted sales price or the bid price if not traded on a stock exchange.

    Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    Benefit Payable - In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. Net assets available for plan benefits at December 31, 1994 and 1993 include $130,000 and $222,780, respectively, for participants who have withdrawn from the Plan but have not yet been paid their vested benefits.

3.  INVESTMENTS

    The Plan's investments are held by a trust company. The following table presents investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                          DECEMBER 31,
                                                    -------------------------
                                                        1994          1993
INVESTMENTS AT ESTIMATED FAIR VALUE
  Ventura County National Bancorp - Open Fund       $  116,796
  Participant loans                                     35,797

INVESTMENTS AT FAIR VALUE AS DETERMINED
  BY QUOTED MARKET PRICE
  Common Stock:
   Allocated                                           503,271    $  772,662
   Unallocated                                         406,525       358,562
  Mutual Funds:
   Fidelity Retirement Growth Fund                     178,257       290,594
   Fidelity Spartan Fund                                81,478       118,969
   Fidelity Fund                                       179,239       232,237
   Federated Auto Cash Management Fund                  14,875
   Federated Capital Preservation Fund                   3,051
   Federated Income Trust Fund                          11,524
   Federated Short-Term Government Fund                  9,928
   Federated Stock Trust Fund                            2,060
   Federated Growth Trust Fund                             685
   Federated Middle Cap Fund                            21,926
   Federated Minimum Cap Fund                           14,691
   Federated Maximum Cap Fund                           23,767
   Federated International Equity Fund                  12,254
   Federated Master Trust Fund                           4,971
   Other Mutual Funds                                                201,835
                                                    ----------    ----------

Total investments                                   $1,621,095    $1,974,859
                                                    ==========    ==========

4.  TAX STATUS

    The Internal Revenue Service has determined and informed the Company by letter that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

5.  NOTE PAYABLE

    On October 15, 1989, the Plan borrowed $4,000,000 from the Company, which was used to purchase 444,444 shares of the Company's common stock at a price of $9.00 per share. These shares were used to establish the ESOP. The loan is payable in equal monthly installments of $47,619 plus interest on the outstanding principal balance equal to 75% of the lender's base rate (8.5% at December 31, 1994) plus 1.5%. Payments on the loan are funded by contributions from the Company. The Company suspended contributions during 1994. The loan matures October 15, 1996.

    The 444,444 shares of the Company's stock were pledged as collateral for the note payable. These shares are maintained in a suspense account and are released for allocation to individuals based on the ratio of current year principal and interest payments to total current and future principal and interest payments. These shares are then allocated to individuals based on the ratio of the individual's compensation to the total of all eligible participant's compensation.

    In the year ended December 31, 1994, no shares of stock were released for allocation to participants who were eligible as of December 31, 1994. In the year ended December 31, 1993, 74,562 shares of stock were released for allocation to participants who were eligible as of December 31, 1993.

6.  NET ASSETS BY FUND

    The changes in net assets for each of the 401(k)/ESOP funds for the years ended December 31, 1994, 1993 and 1992 are as follows:

    SCHEDULE OF CHANGES IN NET ASSETS BY FUND - 1994

                                                                               401(k)
                                        ---------------------------------------------------------------------------------------
                                                                                          FEDERATED                  FEDERATED
                                                                 FIDELITY                    AUTO       FEDERATED      SHORT-
                                                                RETIREMENT    FIDELITY       CASH        MASTER        TERM
                                            LOAN    FIDELITY      GROWTH      SPARTAN     MANAGEMENT     TRUST       GOVERNMENT
                                            FUND     FUND         FUND         FUND         FUND         FUND          FUND
ADDITIONS:
 Net appreciation (depreciation)         $    -     $ (1,872)   $ (3,054)    $(14,274)                  $  (362)      $  297
 Interest and dividends                                4,481       4,419        5,342     $   249                        173
 Employer contributions                                9,747       8,307        4,063                     1,069        1,844
 Employee contributions                               44,851      33,661       12,854                     4,264        7,352
 Other income
                                         -------    --------    --------     --------     -------       -------       ------
      Total additions                                 57,207      43,333        7,985         249         4,971        9,666
                                         -------    --------    --------     --------     -------       -------       ------

DEDUCTIONS:
 Benefit payments                                    114,962     173,219       50,287                                     27
 Interest expense
 Forfeitures
                                         -------    --------    --------     --------     -------       -------       ------
      Total deductions                               114,962     173,219       50,287                                     27
                                         -------    --------    --------     --------     -------       -------       ------

TRANSFERS -
 Between funds and rollovers              35,797     (15,150)    (15,767)      (1,648)     14,626                        289
                                         -------    --------    --------     --------     -------       -------       ------

NET INCREASE (DECREASE)                   35,797     (72,905)   (145,653)     (43,950)     14,875         4,971        9,928

NET ASSETS (DEFICIT)
 AVAILABLE FOR PLAN
 BENEFITS:
 Beginning of year                                   252,144     323,910      125,428
                                         -------    --------    --------     --------     -------       -------       ------

 End of year                             $35,797    $179,239    $178,257     $ 81,478     $14,875       $ 4,971       $9,928
                                         =======    ========    ========     ========     =======       =======       ======


                                                                             401(k)
                                        ---------------------------------------------------------------------------------------
                                         FEDERATED  FEDERATED   FEDERATED    FEDEATED    FEDERATED    FEDERATED     FEDERATED
                                          CAPITAL    INCOME      MAXIMUM      STOCK       MIDDLE       GROWTH        MINIMUM
                                        PRESERVATION  TRUST      CAPITAL      TRUST       CAPITAL      TRUST         CAPITAL
                                          FUND        FUND         FUND        FUND        FUND         FUND          FUND
ADDITIONS:
 Net appreciation (depreciation)        $  1,052    $  (523)   $  (501)    $  (127)    $(1,232)      $  (35)     $  (256)
 Interest and dividends                      555        147        197          15         132            5           64
 Employer contributions                      290      2,329      4,735         436       4,552          144        2,977
 Employee contributions                    1,154      9,302     18,916       1,736      18,183          571       11,886
 Other income
                                         -------    -------    -------     -------     -------       ------       ------
      Total additions                      3,051     11,255     23,347       2,060      21,635          685       14,671
                                         -------    -------    -------     -------     -------       ------       ------

DEDUCTIONS:
 Benefit payments                                        40         78                      64                        25
 Interest expense
 Forfeitures
                                         -------    -------    -------     -------     -------       ------       ------
      Total deductions                                   40         78                      64                        25
                                         -------    -------    -------     -------     -------       ------       ------

TRANSFERS -
 Between funds and rollovers                            309        498                     355                        45
                                         -------    -------    -------     -------     -------       ------       ------

NET INCREASE (DECREASE)                    3,051     11,524     23,767       2,060      21,926          685       14,691

NET ASSETS (DEFICIT)
 AVAILABLE FOR PLAN
 BENEFITS:
 Beginning of year
                                         -------    -------    -------     -------     -------       ------      -------

 End of year                             $ 3,051    $11,524    $23,767     $ 2,060     $21,926       $  685      $14,691
                                         =======    =======    =======     =======     =======       ======      =======

                                                      401(k)                      ESOP
                                        --------------------------------   --------------------
                                        FEDERATED
                                        INTERNA-
                                         TIONAL       VCNB       VCNB
                                         EQUITY       OPEN       STOCK       ESOP
                                          FUND        FUND       FUND        FUND         TOTAL
ADDITIONS:
 Net appreciation (depreciation)        $ (1,418)   $ (2,140)  $ 55,888     $  34,938    $   66,381
 Interest and dividends                      111      10,083        136                      26,109
 Employer contributions                    2,712       1,988      2,239             2        47,434
 Employee contributions                   10,830       6,273     32,270           964       215,067
 Other income                                                                 170,059       170,059
                                        --------    --------   --------     ---------    ----------
      Total additions                     12,235      16,204     90,533       205,963       525,050
                                        --------    --------   --------    ----------    ----------

DEDUCTIONS:
 Benefit payments                             25      81,844    337,513                     758,084
 Interest expense                                                             106,642       106,642
 Forfeitures                                          3,049      2,102       171,181       176,332
                                        --------    --------   --------    ----------    ----------
      Total deductions                        25      84,893    339,615       277,823     1,041,058
                                        --------    --------   --------    ----------    ----------

TRANSFERS -
 Between funds and rollovers                  44      (4,897)   149,307      (149,120)       14,688
                                        --------    --------   --------    ----------    ----------

NET INCREASE (DECREASE)                   12,254     (73,586)   (99,775)     (220,980)     (501,320)

NET ASSETS (DEFICIT)
 AVAILABLE FOR PLAN
 BENEFITS:
 Beginning of year                                   190,382    107,007      (538,252)      460,619
                                        --------    --------   --------    ----------    ----------

 End of year                            $ 12,254    $116,796   $  7,232    $ (759,232)   $  (40,701)
                                        ========    ========   ========    ==========    ==========

SCHEDULE OF CHANGES IN NET ASSETS BY FUND - 1993

                                                                         401(k)                               ESOP
                                         --------------------------------------------------------------   -----------
                                                          FIDELITY
                                                         RETIREMENT     FIDELITY      VCNB       VCNB
                                           FIDELITY        GROWTH       SPARTAN       OPEN       STOCK        ESOP
                                             FUND           FUND          FUND        FUND       FUND         FUND       TOTAL
ADDITIONS:
 Net appreciation  (depreciation)         $ 30,738       $ 52,680       $  9,899               $(61,820)   $(766,004)  $(734,507)
 Interest and dividends                         74             65             36    $  6,446         31           53       6,705
 Employer contributions                                                                                      736,452     736,452
 Employee contributions                     71,386         61,264         31,251      25,768     21,755                  211,424
 Other income                                                                                       349       28,559      28,908
                                          --------       --------       --------    --------   --------    ---------   ---------
      Total additions                      102,198        114,009         41,186      32,214    (39,685)        (940)    248,982
                                          --------       --------       --------    --------   --------    ---------   ---------

DEDUCTIONS:
 Benefit payments                           14,480          8,397         29,117       3,454     44,771      115,468     215,687
 Interest expense                                                                                            111,891     111,891
 Forfeitures                                                                               2        708       56,408      57,118
                                          --------       --------       --------    --------   --------    ---------   ---------
      Total deductions                      14,480          8,397         29,117       3,456     45,479      283,767     384,696
                                          --------       --------       --------    --------   --------    ---------   ---------
TRANSFER -
 Between funds                              11,952         (4,447)        (8,215)     (2,413)     3,019          104
                                          --------       --------       --------    --------   --------    ---------   ---------

NET INCREASE (DECREASE)
 (Before cumulative effect of a change
  in accounting principle)                  99,670        101,165          3,854      26,345    (82,145)    (284,603)   (135,714)

CUMULATIVE EFFECT OF CHANGE
 IN ACCOUNTING PRINCIPLE                     3,620          3,032         17,703       1,991      5,793       18,283      50,422
                                          --------       --------       --------    --------   --------    ---------   ---------

NET INCREASE (DECREASE)
 (After cumulative effect of a change
  in accounting principle)                 103,290        104,197         21,557      28,336    (76,352)    (266,320)    (85,292)

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
 Beginning of year                         148,854        219,713        103,871     162,046    183,359     (271,932)    545,911
                                          --------       --------       --------    --------   --------    ---------   ---------

  End of year                             $252,144       $323,910       $125,428    $190,382   $107,007    $(538,252)  $ 460,619
                                          ========       ========       ========    ========   ========    =========   =========

SCHEDULE OF CHANGES IN NET ASSETS BY FUND - 1992

                                                                        401(k)                               ESOP
                                      ------------------------------------------------------------------   --------
                                                        FIDELITY
                                                       RETIREMENT     FIDELITY      VCNB          VCNB
                                        FIDELITY         GROWTH       SPARTAN       OPEN          STOCK       ESOP
                                          FUND            FUND          FUND        FUND          FUND        FUND         TOTAL
ADDITIONS:
 Net appreciation (depreciation)      $  22,182       $  27,520      $ 13,838                  $  (5,715)   $ (19,489)  $   38,336
 Interest and dividends                      82              64            67     $   7,498           41           46        7,798
 Employer contributions                                                                                       755,178      755,178
 Employee contributions                  51,710          80,319        50,300        32,585       21,497                   236,411
 Other income                                                                                      7,032       82,971       90,003
                                      ---------       ---------      --------     ---------     --------    ---------   ----------
      Total additions                    73,974         107,903        64,205        40,083       22,855      818,706    1,127,726
                                      ---------       ---------      --------     ---------     --------    ---------   ----------

DEDUCTIONS:
 Benefit payments                        69,907          29,645        94,319        17,688       17,596       86,136      315,291
 Interest expense                                                                                             172,988      172,988
 Forfeitures                                                                             18          260       61,105       61,383
                                      ---------       ---------      --------     ---------     --------    ---------   ----------
      Total deductions                   69,907          29,645        94,319        17,706       17,856      320,229      549,662
                                      ---------       ---------      --------     ---------     --------    ---------   ----------
TRANSFER -
 Between funds                           12,219          37,129         4,748       (62,861)       8,765
                                      ---------       ---------      --------     ---------     --------    ---------   ----------
NET INCREASE (DECREASE)                  16,286         115,387       (25,366)      (40,484)      13,764      498,477      578,064

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS:
 Beginning of year                      132,568         104,326       129,237       202,530      169,595     (770,409)     (32,153)
                                      ---------       ---------     ---------     ---------    ---------    ---------   ----------
 End of year                          $ 148,854       $ 219,713     $ 103,871     $ 162,046    $ 183,359    $(271,932)  $  545,911
                                      =========       =========     =========     =========    =========    =========   ==========

VENTURA COUNTY NATIONAL BANCORP
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1994
----------------------------------------------------------------------------

(a)                 (b)                                   (c)                              (d)           (e)
                                                Description of Investment,
                                                 Including Maturity Date,
        Identity of Issue, Borrower            Rate of Interest, Collateral,                           Current
          Lessor or Similar Party                 Par or Maturity Value                   Cost          Value
     MUTUAL FUNDS:
     Fidelity Investment Company           Fidelity Retirement Growth Fund            $  182,129      $  178,257
     Fidelity Investment Company           Fidelity Spartan Fund                          90,533          81,478
     Fidelity Investment Company           Fidelity Fund                                 179,847         179,239
*    Dai-Ichi Kangyo Bank of California    Federated Auto Cash Management Fund            14,875          14,875
*    Dai-Ichi Kangyo Bank of California    Federated Capital Preservation Fund             3,051           3,051
*    Dai-Ichi Kangyo Bank of California    Federated Income Trust Fund                    11,737          11,524
*    Dai-Ichi Kangyo Bank of California    Federated Short-Term Government Fund            9,631           9,928
*    Dai-Ichi Kangyo Bank of California    Federated Stock Trust Fund                      2,187           2,060
*    Dai-Ichi Kangyo Bank of California    Federated Growth Trust Fund                       720             685
*    Dai-Ichi Kangyo Bank of California    Federated Middle Cap Fund                      22,799          21,926
*    Dai-Ichi Kangyo Bank of California    Federated Minimum Cap Fund                     14,900          14,691
*    Dai-Ichi Kangyo Bank of California    Federated Maximum Cap Fund                     23,767          23,767
*    Dai-Ichi Kangyo Bank of California    Federated International Equity Fund            13,517          12,254
*    Dai-Ichi Kangyo Bank of California    Federated Master Trust Fund                     5,333           4,971
                                                                                      ----------      ----------
            Total Mutual Funds                                                           575,026         558,706
                                                                                      ----------      ----------
     COMMON STOCK:
*    Ventura County National Bancorp       Common stock (Unallocated)                  1,672,560         406,525
*    Ventura County National Bancorp       Common Stock (Allocated)                    2,070,126         503,271
                                                                                      ----------      ----------
            Total Common Stock                                                         3,742,686         909,796
                                                                                       ---------       ----------
     MONEY MARKET FUND -
*    Ventura County National Bancorp       Open Fund                                     114,878         116,796
                                                                                      ----------      ----------
*    Participant loans                     Loans to participants                          35,797          35,797
                                                                                      ----------      ----------
     TOTAL INVESTMENTS                                                                $4,468,387      $1,621,095
                                                                                      ==========      ==========

*    Investment with a party-in-interest

VENTURA COUNTY NATIONAL BANCORP
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1994

-----------------------------------------------------------------------------------------------------------------------------------
                 (a)                                  (b)                               (c)          (d)         (e)         (f)
                                             DESCIPTION OF ASSET
                                          (INCLUDING INTEREST RATE AND                PURCHASE     SELLING     COST OF     NET GAIN
    IDENTITY OF PARTY INVOLVED             MATURITY IN CASE OF A LOAN)                 PRICE        PRICE       ASSET       (LOSS)

Dai-Ichi Kangyo Bank of California    Federated Auto Management Government Fund     $  136,993               $  136,993

Dai-Ichi Kangyo Bank of California    Federated Auto Management Government Fund                   $122,705      122,705

Dai-Ichi Kangyo Bank of California    Fidelity Retirement Growth Fund                              144,907      131,288    $13,619

Ventura County National Bancorp       Open Fund                                      1,847,426                1,847,426
